Altus Pharmaceuticals Inc.
125 Sidney Street
Cambridge, MA 02139
January 23, 2006
VIA EDGAR & FACSIMILE (202-772-9217)

Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, D.C. 20549
Attention: Greg Belliston, Esq.

Re:	Altus Pharmaceuticals Inc. Registration Statement on Form S-1 (SEC File No. 333-129037)
Ladies and Gentlemen:
     With respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Altus Pharmaceuticals Inc. (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to 2:00 p.m. on Wednesday, January 25, 2006, or as soon as practicable thereafter.
     The Company acknowledges that it is the view of the Securities and Exchange Commission (the “Commission”) that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The cooperation of the Staff in meeting the timetable described above is very much appreciated.

     Please call Megan N. Gates, Esq., of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 348-4443 with any comments or questions regarding the Registration Statement or this request.

Very truly yours,
/s/ Jonathan I. Lieber
Jonathan I. Lieber
Vice President, Chief Financial Officer and Treasurer

cc:      Jonathan L. Kravetz, Esq.
          Megan N. Gates, Esq.